THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, a solicitor, a professional accountant or other professional adviser.

If you have sold all your shares in Television Broadcasts Li
this circular to the purchaser or to the bank, the stockbroker
the sale was effected for transmission to the purchaser.


05006298

The Stock Exchange of Hong Kong Limited takes no respons
circular, makes no representation as to its accuracy or complet expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee (as defined herein) and the Independent Shareholders (as defined herein)



PLATINUM
Securities

A letter of advice from Platinum to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 23 of this circular. The recommendation of the Independent Board Committee to the Independent Shareholders is set out on page 9 of this circular.

A notice convening an extraordinary general meeting of Television Broadcasts Limited to be held at 11:00 a.m. on Monday, 21 March 2005 at Shek O Room, Lower Level 1, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong is set out on page 29 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you intend to attend the meeting, you are requested to complete the accompanying form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Company's registrars in Hong Kong, ComputerShare Hong Kong Investor Services Limited at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

25 February 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the conditional agreement dated 4 February 2005 between the Vendor and the Purchaser relating to the sale and purchase of the Shares
"Board"	the board of Directors
"Directors"	the directors of TVB
"EGM"	an extraordinary general meeting of TVB to be convened to consider and, if thought fit, approve, among other things, the Agreement and the transactions contemplated thereunder
"Group"	TVB and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	a committee of the Board to be established for the purpose of advising the Independent Shareholders in relation to the terms of the Agreement and the transactions contemplated thereunder
"Independent Shareholders"	Shareholders who do not have any material interest in the Agreement and the transactions contemplated thereunder
"Latest Practicable Date"	18 February 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Liann Yee Group"	LYP and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co. Ltd., a non wholly-owned subsidiary of TVB
"Platinum"	Platinum Securities Company Limited, a licensed corporation under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

"Purchaser"	Countless Entertainment (Taiwan) Co. Ltd, a company established in Taiwan and a wholly owned subsidiary of TVB
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholders"	the shareholders of TVB
"Shares"	26,400,000 shares of NT$10 each, being 30% of the issued share capital in LYP currently owned by the Vendor
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB" or "Company"	Television Broadcasts Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Vendor"	Primasia Development Co. Ltd., a company established in Taiwan
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"NT$"	New Taiwan dollars, the lawful currency of Taiwan

For the purpose of illustration only, amounts denominated in NT$ have been translated into HK$ at the rate of NT$1 = HK$0.2450. Such translation should not be construed as a representation that the amounts in question have been, could have been or could be converted at any particular rate or at all.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

Directors:
Sir Run Run Shaw, G.B.M. – *Executive Chairman*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P. – *Executive Deputy Chairman*
Mona Fong – *Deputy Chairperson*
Louis Page – *Managing Director*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E.*
Dr. Li Dak Sum, DSSc. (Hon.), J.P.*
Kevin Lo Chung Ping
Robert Sze Tsai To*
Chien Lee *(alternate director to Lee Jung Sen)*
Anthony Hsien Pin Lee *(alternate Director to Christina Lee Look Ngan Kwan)*

* *independent non-executive Directors*

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

25 February 2005

To the Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

The Board announced on 4 February 2005 that the Purchaser entered into a conditional sale and purchase agreement with the Vendor, pursuant to which the Purchaser agreed to purchase and the Vendor agreed to sell 30% of the issued share capital in LYP for a cash consideration of NT$900 million (approximately HK$220.5 million), subject to the terms and conditions of the Agreement.

The purpose of this circular is to provide you with further information regarding, among other things, the Agreement, the recommendation of the Independent Board Committee to the Independent Shareholders and the advice of Platinum to the Independent Board Committee and the Independent Shareholders in relation to the Agreement and transactions contemplated thereunder, and to give you notice of the EGM to be convened for the purpose of considering and, if thought fit, approving the Agreement and the transactions contemplated thereunder by way of poll.

THE AGREEMENT

Date : 4 February 2005

Parties : Primasia Development Co. Ltd., as the Vendor

Countless Entertainment (Taiwan) Co. Ltd, an indirect wholly-owned subsidiary of TVB, as the Purchaser

Assets to be sold by the Vendor

The Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares, which represent 30% of the issued share capital in LYP currently owned by the Vendor.

Condition to the Agreement

Completion of the sale and purchase of the Shares is conditional upon the Agreement and the transactions contemplated thereunder having been approved by the Independent Shareholders at the EGM in accordance with the relevant provisions of the Listing Rules.

Under the Agreement, either party may terminate the Agreement on written notice to the other party if the transactions contemplated thereunder do not complete by 31 May 2005. If such situation arises, an announcement will be made accordingly.

Consideration and payment terms

The consideration for the Shares is the sum of NT$900 million (approximately HK$220.5 million) which will be payable in cash immediately upon delivery of all the Shares and other documents necessary to effect the transactions contemplated under the Agreement by the Vendor to the Purchaser.

The total amount of the consideration will be funded by internal resources or bank facilities or a combination of both.

The original purchase cost of the Shares to the Vendor was NT$900 million (approximately HK$220.5 million).

Basis of Consideration

The consideration was determined after arm's length negotiations between the Vendor and the Purchaser. The purchase consideration gives rise to a price earnings ratio of approximately 11.70 times based on the earnings for year 2003 which is within the norm for Taiwan television industry.

The consolidated net assets of Liann Yee Group attributable to the Shares as at 30 June 2004 was NT$353,286,000 (approximately HK$86,555,070). The consolidated net profits/loss before tax and extraordinary items attributable to the Shares for the years ended on 31 December 2002 and 31 December 2003 and half year ended on 30 June 2004 were at a loss of NT$10,472,000 (approximately HK$2,565,640), at a profit of NT$78,390,000 (approximately HK$19,205,550) and NT$93,870,000 (approximately HK$22,998,150) respectively. The consolidated net profits/loss after tax and extraordinary items attributable to the Shares for the years ended on 31 December 2002 and 31 December 2003 and half year ended on 30 June 2004 were at a loss of NT$10,472,000 (approximately HK$2,565,640), at a profit of NT$76,892,000 (approximately HK$18,838,540) and at a profit of NT$71,669,000 (approximately HK$17,558,905) respectively.

Some of the figures given above are different from the figures disclosed in the TVB's press announcement of 4 February 2005 due to adjustments made, inter alia, to comply with the Hong Kong General accepted accounting practices for the years ended 31 December 2002 and 2003. Such changes are not material and the details are as follows:

	Disclosed in 4 February 2005 announcement	**Disclosed in this circular**
Consolidated net profits/loss before tax and extraordinary items attributable to the Shares for the year ended on 31 December 2002	at a profit of NT$20,868,000 (approximately HK$5,112,660)	at a loss of NT$10,472,000 (approximately HK$2,562,640)
Consolidated net profits before tax and extraordinary items attributable to the Shares for the year ended on 31 December 2003	NT$146,920,000 (approximately HK$35,995,400)	NT$78,390,000 (approximately HK$19,205,550)
Consolidated net loss after tax and extraordinary items attributable to the Shares for the year ended on 31 December 2002	NT$11,420,000 (approximately HK$2,797,900)	NT$10,472,000 (approximately HK$2,565,640)
Consolidated net profits after tax and extraordinary items attributable to the Shares for the year ended on 31 December 2003	NT$63,627,000 (approximately HK$15,588,615)	NT$76,892,000 (approximately HK$18,838,540)

The effect of the transaction shall increase the shareholding interest of TVB in LYP from 70% to 100%. As such, the Group shall incorporate the full results of the Liann Yee Group from the date of completion of the transaction in its profit and loss account, without any minority interests. The assets and liabilities of the Group shall also include the respective assets and liabilities of the Liann Yee Group, without any minority interests.

As stated above, the total amount of the consideration will be funded by internal cash resources or bank facilities, or a combination of both. It is expected that the transaction would not have a material adverse financial impact on the Group.

Completion

After fulfillment of the condition precedent, completion of the Agreement shall take place within 14 days thereafter, or any other date as the Purchaser and the Vendor may otherwise agree. The Vendor will cease to hold any interest in LYP and LYP will become an indirect wholly-owned subsidiary of TVB upon completion.

REASONS FOR THE TRANSACTION

TVB is of the view that there is potential for further development of the television market in Taiwan. Hence, by purchasing the remaining minority shareholdings in LYP and thereby increasing its shareholding from 70% to 100%, it will correspond with the long term strategy of the Group for this market with a potential for greater earnings to the Group.

The Directors (including independent non-executive Directors) considered that the terms of the Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of TVB and the Shareholders as a whole.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND THE VENDOR

The Group is principally engaged in television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities.

LYP (a 70% indirect non wholly-owned subsidiary of TVB) is principally engaged in the business of television programs production, television channel transmission and operation in Taiwan, leasing of film studios and advertising in Taiwan. LYP is interested in approximately 92.51% of Interface Company Limited which is principally engaged in magazine publication in Taiwan. The remaining 0.03% and 7.46% shareholding of Interface Company Ltd. are being held by a person who was a director of LYP within the past 12 months and independent third parties respectively.

The Vendor is an investment holding company incorporated in Taiwan. The Vendor holds 30% interest in LYP and has agreed to be bound by the terms of a joint venture agreement in relation to LYP. The ultimate beneficial owner of the Vendor is David Tri Luong Tran who engages in investment advisory and financial/securities services.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non wholly-owned subsidiary of TVB. As the Vendor holds the remaining 30% interest in LYP, the Vendor is a substantial shareholder of LYP. At the same time, the Vendor is also an associate of a director of a subsidiary of TVB, Galaxy Satellite Broadcasting Ltd. The Vendor is accordingly a connected person of TVB as defined in the Listing Rules and the Agreement and the transactions contemplated thereunder constituted discloseable and connected transactions for TVB.

The Agreement and the transactions contemplated thereunder are subject to the approval of the Independent Shareholders at the EGM in accordance with the requirements of the Listing Rules, which will be taken by poll. Any connected person with a material interest in the Agreement and the transactions contemplated thereunder, and any Shareholder with a material interest in the Agreement and the transactions contemplated thereunder and his/her associates, will abstain from voting on the ordinary resolution approving the Agreement and the transactions contemplated thereunder at the EGM. So far as TVB is aware as at the Latest Practicable Date, no Shareholder is required to abstain from voting on the resolution regarding the Agreement and the transactions contemplated thereunder.

BOOK CLOSURE

In order to allow for sufficient time for members of TVB to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance, the register of members of TVB will be closed from 28 February 2005 to 21 March 2005, both dates inclusive. If any shareholder of TVB wishes to vote at the EGM, such shareholder must be recorded as a shareholder on the register of members of TVB and return the declaration form as required under the Broadcasting Ordinance.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising Mr. Lee Jung Sen, Dr. Li Dak Sum and Mr. Robert Sze Tsai To, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in respect of the Agreement and the transactions contemplated thereunder. Platinum has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

EGM

Set out on page 29 of this circular is a notice convening the EGM which will be held at 11:00 a.m. on Monday, 21 March 2005 at Shek O Room, Lower Level 1, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, at which two ordinary resolutions will be proposed by way of poll:

1. to approve the Agreement and the transactions contemplated thereunder; and

2. to extend the period of 30 days during which the Company's register of members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2005 to 60 days.

The form of proxy for use by the Shareholders at the EGM is enclosed with this circular. Whether or not you intend to attend the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it as soon as possible to the Company's registrars in Hong Kong, ComputerShare Hong Kong Investor Services Limited at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong, and in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of a form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so desire.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on page 9 of this circular. The Independent Board Committee, taking into account the advice of Platinum, the text of which is set out on pages 10 to 23 of this circular, considers that the terms of the Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Shareholders and the Group as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of EGM to approve the Agreement and the transactions contemplated thereunder. The Board also recommends the Shareholders to vote in favour of the ordinary resolution set out in the notice of EGM to approve the extension of the period during which the Company's register of members may be closed from 30 days to 60 days.

Yours faithfully,
For and on behalf of the Board of
Television Broadcasts Limited
Sir Run Run Shaw
Executive Chairman



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

25 February 2005

To the Independent Shareholders

Dear Sirs or Madams,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you in connection with the Agreement and the transactions contemplated thereunder. Details of the Agreement and the transactions contemplated thereunder are set out in the letter from the Board contained in the circular to the Shareholders dated 25 February 2005 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Agreement and the transactions contemplated thereunder and the advice of Platinum in relation thereto as set out on pages 10 to 23 of the Circular, we are of the opinion that the terms of the Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Group and the Shareholders (including the Independent Shareholders) as a whole. We therefore recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the transactions contemplated thereunder.

Yours faithfully,
Independent Board Committee

Lee Jung Sen
Independent Non-Executive Director

Dr. Li Dak Sum
Independent Non-Executive Director

Robert Sze Tsai To
Independent Non-Executive Director



PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

25 February 2005

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Agreement and the transactions contemplated thereunder (the "Acquisition"), details of which are contained in the letter from the Board as set out in the circular of TVB dated 25 February 2005 to the Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion as to whether the Acquisition is entered into in the ordinary and usual course of business of TVB, on normal commercial terms, fair and reasonable and in the interests of TVB and the Shareholders as a whole.

In formulating our opinion, we have relied on the information and facts supplied to us by TVB. We have reviewed, among other things: (i) the Agreement; (ii) the interim report of TVB as at 30 June 2004; and (iii) the annual reports and accounts of TVB for the years ended 31 December 2001, 2002 and 2003. We have also discussed with management of TVB their plans and prospects of the business of the Liann Yee Group.

We have assumed that all information, facts, opinions and representations contained in the Circular are true, complete and accurate in all material respects and we have relied on the same. The Directors have confirmed that they take full responsibility for the contents of the Circular.

We have no reason to suspect that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Circular. In line with normal practice, we have not, however, conducted a verification process of the business and affairs of TVB. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our opinion regarding the Acquisition.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the Acquisition and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors:

A. Reasons for and benefits of the Acquisition:

1. *Background of the Acquisition*

On 4 February 2005, the Board announced that Countless Entertainment (Taiwan) Co. Ltd., an indirect wholly-owned subsidiary of TVB, as the Purchaser, has entered into a conditional sale and purchase agreement with Primasia Development Co. Ltd., as the Vendor, on the same date to acquire 30% of the issued share capital of LYP. The consideration for the acquisition is NT$900 million (approximately HK$220.5 million) which will be payable in cash, subject to the terms and conditions of the Acquisition.

LYP is a 70% indirect non wholly-owned subsidiary of TVB and the Vendor is a substantial shareholder of LYP holding the remaining 30% interest. Moreover, the Vendor is also an associate of a director of a subsidiary of TVB, Galaxy Satellite Broadcasting Ltd. Accordingly, the Acquisition constituted discloseable and connected transactions of TVB under the Listing Rules.

2. *Business of TVB*

TVB is a listed company on the Stock Exchange with business emphasis on television broadcasting, program licensing and production, animation production, magazine publishing and other broadcasting related activities. As stated in TVB's website, TVB is a world leader in the production of Chinese language television programming and the distribution of the programming to Chinese audiences around the world.

As stated in TVB's 2004 interim report, TVB is organized into five main business segments, namely: terrestrial television broadcasting; programme licensing and distribution; overseas satellite pay television operations; television channel operations and other activities. TVB is managed on a worldwide basis, and sales are generated from eight main geographical areas which include Hong Kong, Taiwan, North America, Australia, Europe, mainland China, Malaysia and Singapore, and other countries.

As at the Latest Practicable Date, Shaw Brothers (Hong Kong) Limited is the single largest shareholder of TVB, interested in approximately 26.0% in the issued share capital of TVB.

3. *Business of LYP*

LYP is a company incorporated in Taiwan which is principally engaged in the business of television programs production, television channel transmission and operation, leasing of film studios and advertising in Taiwan. LYP is also interested in approximately 92.51% of Interface Company Limited which is principally engaged in magazine publication in Taiwan. LYP is currently a 70% indirect non wholly-owned subsidiary of TVB. Upon completion of the Acquisition, LYP will become an indirect wholly-owned subsidiary of TVB.

In its current business focus, LYP operates TVBS, a cable television channel in Taiwan. TVBS serves Taiwan's cable television market with news, news-related talk shows, dramas, infotainment, musical and other special interest programmes. Services of TVBS include the TVBS-N, a 24-hour news channel, TVBS, a news-related talk show and drama channel, TVBS-G, a drama, infotainment and variety shows channel. The programming of TVBS is also available to viewers in the Philippines, Singapore, Malaysia, New Zealand, Indonesia and North America.

4. *Overview of cable television industry in Taiwan*

According to Taiwan's Government Information Office ("GIO"), there were 63 cable television system operators serving an officially reported 3,889,174 customers in 47 cable television operating franchises in Taiwan as at 31 January 2003. Additionally, GIO also reported that the number of cable television system operators increased to 69 as at December 2003. Based on the industry data published by the Cable and Satellite Broadcasting Association of Asia ("CSBA"), an industry-based advocacy group dedicated to the promotion of multi-channel television via cable, satellite, broadband and wireless video networks across the Asia Pacific, Taiwan's cable and satellite television penetration rate of approximately 84% was ranked first amongst the other territories in the Asia Pacific region in 2003.

Based on the presentation of Media Partners Asia Limited ("MPA"), a publishing and research company focusing on Asia's media and entertainment industries, at the "Taiwan Digital Cable TV Summit 2003" on 1 September 2003 (the "MPA Presentation"), the audience rating of cable television in Taiwan increased by approximately 1.8 times throughout the 8-year period from a rating of approximately 23 in 1994 to a rating of approximately 65 in 2002 at the expense of free-to-air terrestrial television.

Moreover, cable and satellite television advertising expenditure in Taiwan increased by approximately 76% from 1998 to 2002 based on the MPA Presentation. The expenditure reached approximately US$536 million in 2002, as estimated by CSBA in a separate report. MPA also reported that total subscription fees of Taiwan's cable television industry was approximately US$750 million with advertising expenditure of more than US$260 million in

2002. In addition, it reported that the subscription fees and advertising expenditure of cable, direct-to-home satellite television and internet protocol television (video) grew at rates of approximately 5% and approximately 11% respectively from 2003 to 2004.

With respect to the aforesaid, we consider that the Taiwan cable television industry is a sizable market with high penetration rate and growth potentials in terms of audience rating, subscription fee and advertising expenditure.

5. *TVB's long-term strategy*

According to a research conducted by Gallup Taiwan, Inc. in June 2001 to explore the frequently viewed cable channels in Taiwan, TVBS ranked second amongst the top ten cable channels in Taiwan. TVBS has established itself as one of the most popular cable channel among viewers and advertisers in Taiwan. The wide recognition of TVBS in Taiwan can be illustrated through the results of numerous surveys conducted by independent parties which include, but not limited to, the following:

(i) the "Cable Viewership Analysis" conducted by GIO in June 2001 stated TVBS to be the most favored channel among viewers in Taiwan;

(ii) the "Survey of Television Viewership" issued by the Broadcasting Development Fund ("BDF") in November 2001 found TVBS to be the must watched channel with the highest stay-tuned rate in Taiwan;

(iii) the 2000 survey conducted by the Directorate-General of Budget, Accounting and Statistics, Executive Yuan, claimed TVBS reached 99% penetration rate of Taiwan's cable television homes;

(iv) the "2000 Television Viewership Analysis Report" issued by the BDF found TVBS to be the most commonly watched general channel in Taiwan;

(v) the "2000 Mass Communications Students Opinion Poll" conducted by the Media News published by Taipei's Ming Chuan University stated that students watched more news programming on TVBS than on any other general channels in Taiwan;

(vi) the "Cable Television Viewership Analysis" conducted by GIO claimed that TVBS varieties channel was rated number one in 2000 among general programming channels regularly viewed by cable television subscribers in Taiwan; and

(vii) the "Cable Television Favorites" survey conducted by the ROC Consumers Foundation in 2000 stated that TVBS varieties channel was the top-ranked channel by cable TV subscribers in Taiwan.

A breakdown of the turnover of the Group by the television channel operations business segment and the Taiwan market segment, which LYP are part of both segments, is shown in Table 1 below:

Table 1: Breakdown of turnover of TVB

	Year ended 31 December 2002 *(HK$ million)*	Year ended 31 December 2003 *(HK$ million)*	Half year ended 30 June 2004 *(HK$ million)*
Total turnover of TVB	3,162	3,311	1,696
Turnover from television channel operations	599	710	440
(% in business segment)	(19.0%)	(21.4%)	(25.9%)
Turnover from Taiwan market	570	671	346
(% in geographical segment)	(18.0%)	(20.3%)	(20.4%)

Source: Annual reports and accounts and interim reports of TVB.

As illustrated in Table 1 above, both the television channel operations business segment and the Taiwan market segment contribute a considerable portion of the total turnover of TVB for the years ended 31 December 2002 and 2003 and the half year ended 30 June 2004, which suggests their respective importance to the Group's business operations. Furthermore, the steady growth of both the television channel operations business segment from approximately 19.0% in 2002 to approximately 25.9% in 2004 and the Taiwan market segment from approximately 18.0% in 2002 to approximately 20.4% in 2004 in their respective contribution to the total turnover of TVB underlies their importance to the future growth and development of TVB and its business going forward.

The net profits/loss after tax and extraordinary items of LYP for the years ended 31 December 2002 and 31 December 2003 and for half year ended 30 June 2004 were at a loss of approximately NT$34.9 million (approximately HK$8.6 million), at a profit of approximately NT$256.3 million (approximately HK$62.8 million) and at a profit of approximately NT$238.9 million (approximately HK$58.5 million) respectively. In addition, based on our understanding from the management of LYP, LYP has recorded a net profit after tax and extraordinary items for the half year ended 30 June 2003 of approximately NT$166.0 million (approximately HK$40.7 million). Accordingly, LYP has shown its growth and potential over the last two and a half years, turning around from being loss-making in 2002 to being profitable in 2003 and demonstrated a growth of approximately 43.9% in its profit for the half year ended 30 June 2004 compared to the corresponding period in 2003.

As stated in the 2003 annual report and accounts of TVB, TVBS will continue to enhance its programmes and production to improve further on its revenue in Taiwan and overseas. The turnover attributed from the television channel operations business segment and the Taiwan market segment grew at the rates of approximately 18.5% and approximately 17.7% respectively from 2002 to 2003.

As stated in the letter from the Board, TVB is of the view that there is potential for further development of the television market in Taiwan. In addition, as stated in the 2003 annual report and accounts of TVB, TVB has long-term strategies of focusing on the consolidation of its resources and on improving its cost efficiency to increase profitability. By purchasing the remaining minority shareholding in LYP and thereby increasing its shareholding from 70% to 100%, TVB can enlarge its share of the television market in Taiwan. Furthermore, it can centralize management functions, reduce administrative expenses, enhance cost and operational efficiencies and strengthen its position with the advertising customers. Accordingly, synergies will be created leading to potential improvements in profit margin of both LYP and TVB.

In view of the above, we concur with the Director's view that there is potential for further growth and development in the television channel operations business segment and the Taiwan market segment. Thus, the Acquisition is in line with the long-term strategy of TVB.

In light of the above, in particular:

(i) the relative importance of the cable and satellite television market in Taiwan;

(ii) the high penetration rate and growth potentials of cable and satellite television in Taiwan;

(iii) the relative standing of TVBS as one of the most popular cable television channel among viewers and advertisers in Taiwan;

(iv) the importance of the television channel operations business segment to TVB;

(v) the importance of the Taiwan market segment to TVB;

(vi) the recent financial performance of LYP;

(vii) the long-term strategy of TVB for the television channel operations business segment and the Taiwan market segment; and

(viii) the potential synergies from the Acquisition,

we are of the view that the Acquisition was entered into in the usual and ordinary course of business of TVB.

B. Basis of the consideration of the Acquisition

The consideration for the Acquisition is NT$900 million (approximately HK$220.5 million), which will be satisfied in cash by TVB, subject to the terms and conditions of the Agreement. As stated in the letter from the Board, the consideration was determined after arm's length negotiations between the Vendor and the Purchaser.

In assessing the fairness and reasonableness of the consideration for the Acquisition, we have considered the following:

(i) Trading multiples of the Comparables

We have reviewed and selected publicly listed companies in the Asia Pacific region which are principally engaged in cable and satellite television operations in these areas (the "Comparables"), which are comparable to the geographical market segment of cable and satellite television operations of LYP. In selecting the Comparables, we have mainly focused on companies which have a major proportion of their business operations in, and generate a significant portion of turnover from, the cable and satellite television operations industry. In our analysis, we have selected the Comparables with over 60% of their respective total turnover generated from their cable and satellite television operations. Although the Comparables are in similar lines of business to LYP, they may be different in geographic coverage, operating conditions and development strategy from those of LYP.

In our comparison, we have considered adopting the following evaluation parameters: price to earnings ratio ("PER"); price to turnover ratio ("PSR"); and price to net asset value ratio ("P/NAV").

Table 2 as set out below summarizes these evaluation parameters of the Comparables as at 4 February 2005.

Table 2: Trading multiples of the Comparables

The Comparables	Place of listing of shares	PER[1]	PSR[1]	P/NAV[1]
AAV Limited	Australia	12.31[2]	1.30[2]	1.83
Astro All Asia Networks Plc	Malaysia	867.41[2]	7.45[2]	7.16
China Television Company Limited	Taiwan	n/a	1.80	1.18
Dah Fung CATV Company Limited	Taiwan	10.55[2]	3.53	0.45[2]
i-Cable Communications Limited	Hong Kong	24.73	2.54	3.11
Neighborhood Cable Limited	Australia	n/a	2.10	0.22[2]
Phoenix Satellite Television Holdings Limited	Hong Kong	n/a	10.64[2]	9.00[2]
PT Broadband Multimedia Tbk	Indonesia	50.87	2.34	4.94
Sanlih E-Television Company Limited	Taiwan	26.61	1.26[2]	6.84
United Broadcasting Corporation Public Company Limited	Thailand	152.31[2]	2.78	9.05[2]
Average		163.54	3.57	4.38
Average excluding extremities[2]		34.07	2.52	4.18
Maximum		867.41	10.64	9.05
Minimum		10.55	1.26	0.22
LYP		11.70	1.06	2.55

Notes:

(1) Based on the respective latest published annual report and accounts or interim report of the Comparables.

(2) As the range of respective evaluation parameters of the Comparables are substantially wide and comprising extreme values, these averages may not be an accurate representation of the actual market benchmark of the respective evaluation parameters. Therefore, for the purpose of obtaining a more meaningful and appropriate comparison benchmark, we have excluded the two highest and two lowest extreme values for each of the evaluation parameters as marked in the table above.

Source: Bloomberg, Reuters, and respective latest published annual report and accounts or interim report of the Comparables.

(a) PER:

As shown in Table 2 above, the overall average PER for the Comparables is approximately 163.54 times (including the extremities) and 34.07 times (excluding the extremities) respectively. In our analysis, we noted that the maximum PER of the Comparables is approximately

867.41 times, and the minimum PER being 10.55 times. As the range of the PER of the Comparables is very large, including several Comparables are loss-making, we consider PER may not be a reliable and accurate evaluation parameter for the consideration of the Acquisition. Nevertheless, for indicative purposes, we noted that LYP recorded a consolidated net profit after tax and extraordinary items for the year ended 31 December 2003 attributable to the Shares of approximately NT$76.9 million (approximately HK$18.8 million). The consideration of the Acquisition represents a PER of approximately 11.70 times which is significantly lower than the two average PER of the Comparables.

Furthermore, as shown in Table 2 above, the PER of the Comparables for only the Taiwan market segment are approximately 10.55 times and 26.61 times with an average of approximately 18.58 times. Since the consideration of the Acquisition represents a PER of approximately 11.70 times, it is below the average and also closer to the lower PER of the Comparables for only the Taiwan market segment. In light of this, we concur with the Directors' view of the consideration of the Acquisition is within the norm for Taiwan television industry.

Therefore, for indicative purposes, based on a comparison with the Comparables on a PER basis, the Acquisition is fair and reasonable and in the interests of TVB and the Shareholders as a whole.

(b) PSR:

As shown in Table 2 above, the overall average PSR for the Comparables is approximately 3.57 times (including the extremities) and 2.52 times (excluding the extremities) respectively. Based on our understanding from the management of LYP, the consolidated turnover of LYP for the year ended 31 December 2003 attributable to the Shares was approximately NT$846.7 million (approximately HK$207.4 million), the consideration for the Acquisition represents a PSR of approximately 1.06 times. As such it is significantly lower than the two average PSR of the Comparables. Furthermore, it also falls below the minimum PSR of the Comparables being approximately 1.26 times.

In light of this, we are of the opinion that the Acquisition, based on a comparison with the Comparables on a PSR basis, is fair and reasonable and in the interests of TVB and the Shareholders as a whole.

(c) P/NAV:

As shown in Table 2 above, the overall average P/NAV for the Comparables is approximately 4.38 times (including the extremities) and 4.18 times (excluding the extremities) respectively. Based on the

unaudited consolidated net asset value of LYP as at 30 June 2004 attributable to the Shares of approximately NT$353.3 million (approximately HK$86.6 million), the consideration of the Acquisition represents a P/NAV of approximately 2.55 times. As such it is significantly lower than the average of the Comparables.

In view of this, we are of the opinion that the Acquisition, based on a comparison with the Comparables on a P/NAV basis, is fair and reasonable and in the interests of TVB and the Shareholders as a whole.

(ii) *Recent Transactions*

Based on our review of recent corporate transactions in the cable and satellite television operations industry in the Asia Pacific region (the "Recent Transactions"), we noted the following Recent Transactions which were announced during the period from 1 January 2002 to the Latest Practicable Date, the key evaluation parameters of which are summarized in Table 3 below. The Recent Transactions were selected based on transactions of companies which are principally engaged in cable or satellite television operation in the Asia Pacific region. In addition, geographic location, business operations (with cable and satellite television business operations, representing over 60% of their respective total turnover) and the availability of financial information to the public are also considered for the selection. The Recent Transactions provide a current indicative market range and averages for the key evaluation parameters for the purpose of comparing the terms of the Acquisition.

Table 3: Recent Transactions

Date of transaction	Companies	Nature of transaction[1]	Place of listing of shares	PER[2]	PSR[2]
May 2002	Dah Fung CATV Company Limited	Initial public offerings	Taiwan	11.00	2.51
July 2002	Starhub Ltd	Acquires 100% of Starhub Cable Vision Ltd	Singapore	n/a	13.98
December 2002	Sanlih E-Television Company Limited	Initial public offerings	Taiwan	6.88	1.16
October 2003	Astro All Asia Networks Plc	Initial public offerings	Malaysia	22.35	6.78
Average				13.41	6.11
Maximum				22.35	13.98
Minimum				6.88	1.16

Notes:

(1) Market capitalization of the companies for the transactions of an initial public offering is based on post-money valuation.

(2) Net profit and turnover are based on the latest published financial information of each transaction.

(3) Since the net asset values are negative or were not disclosed in the Recent Transactions, we could not perform a P/NAV ratio analysis for evaluation purposes.

Source: Bloomberg, Reuters and the respective announcements, circulars and prospectuses of the companies.

(a) PER:

As shown in Table 3 above, the average PER as represented by the Recent Transactions is approximately 13.41 times. The consideration of the Acquisition represents a PER of 11.70 times. As such it is lower than the average PER for the Recent Transactions.

In light of this, we are of the opinion that the Acquisition, based on a comparison with the Recent Transactions on a PER basis, is fair and reasonable and in the interest of TVB and the Shareholders as a whole.

(b) PSR:

As shown in Table 3 above, the average PSR as represented by the Recent Transactions is approximately 6.11 times. The consideration of the Acquisition represents a PSR of 1.06 times. As such it is not only significantly below the average PSR for the Recent Transactions, but also falls below the minimum of approximately 1.16 times.

In light of this, we are of the opinion that the Acquisition, based on a comparison with the Recent Transactions on a PSR basis is fair and reasonable and in the interest of TVB and the Shareholders as a whole.

C. Other material terms of the Agreement

Completion of the sale and purchase of the Shares is conditional upon the Agreement and the transactions contemplated thereunder having been approved by the Independent Shareholders at the EGM in accordance with the relevant provisions of the Listing Rules.

Under the Agreement, either party may terminate the Agreement on written notice to the other party if the transactions contemplated thereunder do not complete by 31 May 2005. If such situation arises, an announcement will be made accordingly.

D. Financial impact of the Acquisition

1. *Effect on net asset value*

According to the 2004 interim report of TVB, the net asset value of TVB as at 30 June 2004 is approximately HK$3,247 million. As stated in the letter from the Board, the consolidated net profit after tax and extraordinary items of LYP attributable to the Shares for the half year ended 30 June 2004 was approximately HK$17.6 million, representing approximately 0.5% of the net asset value of TVB. Therefore, upon the completion of the Acquisition, the net asset value will be enhanced by approximately 0.5%.

Furthermore, based on 438 million shares of TVB ("TVB Share(s)") in issue as at 30 June 2004, the net asset value per TVB Share as at 30 June 2004 was approximately HK$7.41. As the consideration of the Acquisition will be fully payable in cash and no TVB Shares will be issued, upon completion of the Acquisition, the net asset value per TVB Share as at 30 June 2004 will also be enhanced correspondingly by approximately 0.5%.

In light of this marginal enhancement on the net asset value and the net asset value per TVB Share as a result of the Acquisition, we are of the opinion that the Acquisition, based on its effect on net asset value of TVB, is in the interests of TVB and the Shareholders as a whole.

2. *Effect on earnings*

As LYP is an indirect non wholly-owned subsidiary of TVB, the financial results of LYP are consolidated into the accounts of TVB. Subsequent to the Acquisition, minority interest's share of the financial results of LYP will be reduced accordingly.

According to the 2003 annual report and accounts of TVB for the year ended 31 December 2003 and the 2004 interim report of TVB for the half year ended 30 June 2004, TVB's profit attributable to the Shareholders amounted to approximately HK$441.0 million and approximately HK$217.5 million respectively. As stated in the letter from the Board, the consolidated net profit after tax and extraordinary items of LYP attributable to the Shares for the years ended 31 December 2003 and half year ended 30 June 2004 were NT$76,892,000 (approximately HK$18,838,540) and NT$71,669,000 (approximately HK$17,558,905) respectively. Upon completion of the Acquisition, the earnings of TVB will be increased by approximately 4.27% and approximately 8.07% for the respective years.

Given the improvements in the earnings of TVB as a result of the Acquisition, we are of the opinion that the Acquisition, based on its effect on earnings of TVB, is in the interests of TVB and the Shareholders as a whole.

3. *Effect on dividends*

The amount of dividends paid by TVB for the year ended 31 December 2003 was HK$305.4 million. As illustrated in the preceeding section, since the Acquisition has an enhancing effect on TVB's profit attributable to Shareholders for the year ended 31 December 2003, assuming the dividend payout ratio for 2003 remains unchanged, the Acquisition will also improve the dividend payment of TVB to the Shareholders.

Based on our discussions with the management of TVB, it is our understanding that TVB does not have a general dividend payout policy. Nevertheless, we have reviewed the dividend payout ratios of TVB for the three years ended 31 December 2003, which showed an increasing trend. The dividend payout ratio for each of the years ended 31 December 2001, 2002 and 2003 were approximately 70%, 71% and 79% respectively.

Based on the improvement in earnings upon the Acquisition and the increasing trend of the dividend payout ratios of TVB, we are of the opinion that, based on the positive effect of the Acquisition on dividends of TVB, the Acquisition is in the interests of TVB and the Shareholders as a whole.

4. *Effect on working capital and gearing*

As stated in the letter from the Board, the consideration for the Acquisition of NT$900 million (approximately HK$220.5 million) will be settled entirely by cash, which will be funded by internal resources or bank facilities or a combination of both.

Assuming the Acquisition will be financed entirely by internal resources, based on the cash and bank balances, and working capital of TVB as at 30 June 2004 of approximately HK$334.8 million and approximately HK$830.6 million respectively, TVB will continue to maintain a positive cash position and working capital level following the Acquisition. Computation of working capital is based on current assets less current liabilities. Given the positive cash position and working capital level of TVB as at 30 June 2004, TVB will be able to pay the Acquisition from its internal resources.

Assuming the Acquisition is funded entirely by borrowing, the gearing ratio of TVB will increase from approximately 15.7% as at 30 June 2004 to a maximum of approximately 22.5%. Calculation of the gearing ratio is based on the sum of short-term bank loans and long-term liabilities to shareholders' funds.

In view of the above, we are of the opinion that the payment of the consideration for the Acquisition by TVB has no material adverse effect on TVB's working capital and gearing.

5. *Dilution of shareholding*

As the Acquisition will be fully settled in cash and no TVB Shares will be issued, there will be no dilution in the shareholding in TVB of the existing Shareholders.

In light of the above, in particular:

(i) the positive impact of the Acquisition on the net asset value of TVB;

(ii) the potential enhancement of the Acquisition on the earnings of TVB;

(iii) the potential enhancement of the Acquisition on the dividends of TVB;

(iv) no material adverse effects on the working capital and gearing of TVB for the payment of the consideration of the Acquisition; and

(v) no dilution in the shareholding of TVB of the existing Shareholders,

we are of the opinion that the Acquisition is in the interests of TVB and the Shareholders as a whole.

RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the Acquisition is entered into in the ordinary and usual course of business of TVB, on normal commercial terms, fair and reasonable and in the interests of TVB and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favor of the Acquisition at the EGM. We also recommend the Independent Shareholders to vote in favor of the Acquisition at the EGM.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Liu Chee Ming
Managing Director

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Alvin Lai
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange (together, "**Discloseable Interests**") were as follows:

	No. of Shares				
	Personal interests	Family interests	Corporate interests	Total	Approximate percentage of issued share capital
Sir Run Run Shaw	–	1,146,000 #	141,174,828 *(a)	142,320,828	32.49%
Mona Fong	1,146,000 #	–	–	1,146,000	0.26%
Dr. Chow Yei Ching	100,000	–	–	100,000	0.02%
Christina Lee Look Ngan Kwan	602,144	–	16,701,000 (b)	17,303,144	3.95%
Lee Jung Sen	1,262,415	–	–	1,262,415	0.28%
Dr. Li Dak Sum	–	–	300,000 (c)	300,000	0.07%
Louis Page	100,000	–	–	100,000	0.02%
Chien Lee	600,000	–	–	600,000	0.14%

Note: Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".

(a) 113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.

(b) 10,377,000 shares were held by Trio Investment Corporation S.A., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. and, in respect of such shares only, directors of these companies are all accustomed to act in accordance with the directions of Mrs. Christina Lee Look Ngan Kwan.

(c) The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.

All the interests stated above represent long positions. Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any Discloseable Interests.

3. SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, the Directors and the chief executive of the Company are not aware of any person (other than the Directors and the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Interests in the Company

Name of shareholder	No. of Shares	Approximate percentage of issued share capital
Shaw Brothers (Hong Kong) Limited	113,888,628 *	26.00%
OppenheimerFunds, Inc.	34,220,600 *(i)*	7.81%
The Shaw Foundation Hong Kong Limited	27,286,200 *	6.23%
Marathon Asset Management Limited	26,288,000 *(ii)*	6.02%
State Street Corporation	21,956,534 *(iii)*	5.01%

Note: Duplication of shareholdings occurred between parties* shown here and above under "Directors' Interests".

(i) Interests were held in the capacity as investment adviser to clients of OppenheimerFunds, Inc.

(ii) Interests were held in the capacity of investment manager.

(iii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.

All the interests stated above represent long positions.

Interests in the subsidiaries of the Company

Name of subsidiary	Name of shareholder	Number of ordinary shares	Approximate percentage of issued share capital
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
Liann Yee Production Co. Ltd.	Primasia Development Co. Ltd.	26,400,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
TVB Publishing Holdings Limited	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
TVB Publications Limited	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
Art Limited	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. EXPERTS

The following is the qualification of the expert who has been named in this circular or has given opinions or advice which are contained in this circular:

Name	Qualification
Platinum Securities Company Limited	a corporation deemed licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

Platinum has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, except for 158,000 shares of Shaw Brothers (Hong Kong) Limited held by the investment arm of the Platinum group of companies, Platinum was not interested beneficially or otherwise in any shares in TVB or any of its subsidiaries or associated corporations and did not have any right, whether legally enforceable or not, or option to subscribe for or to nominate persons to subscribe for any shares in TVB or any of its subsidiaries or associated corporations nor did it have any interest, either direct

or indirect, in any assets which have been, since the date to which the latest published audited financial statements of TVB were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

5. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had an existing or proposed service contract with any member of the Group which is not determinable within one year without payment of compensation (other than statutory compensation).

6. COMPETING INTERESTS OF DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

7. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance were pending or threatened against any member of the Group.

8. PROCEDURES FOR DEMANDING A POLL

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless:

(a) (before or on the declaration of the result of the show of hands or the withdrawal of any other demand for a poll) a poll is demanded by:

   (i) the Chairman; or

   (ii) at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

   (iii) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

   (iv) by a Shareholder or Shareholders present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(b) (before, at or during the general meeting) a poll is directed orally or by notice in writing by the Broadcasting Authority to be conducted upon any resolution put or to be put to the general meeting pursuant to Section 19(3) of Schedule 1 to the Broadcasting Ordinance.

9. GENERAL

(a) The secretary of the Company is Mak Yau Kee Adrian, FCA, FCPA who is also the qualified accountant of the Company.

(b) The share registrar of the Company is ComputerShare Hong Kong Investor Services Limited whose registered office is at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong.

(c) There is no contract arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date in which any Director is materially interested and which is significant in relation to the business of the Group.

(d) None of the Directors has, or has had, any direct or indirect interest in any asset which has been acquired or disposed of by or leased to, or which has proposed to be acquired or disposed of by or leased to, the Company or its subsidiaries since 31 December 2003, the date to which the latest published audited consolidated financial statements of the Group were made up, save that Shaw Brothers (Hong Kong) Limited, a substantial shareholder of the Company, continues to lease office premises and carpark spaces to the Company; Sir Run Run Shaw may be deemed to be interested in Shaw Brothers (Hong Kong) Limited.

(e) The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2003, the date to which the latest published audited accounts of the Group which were made up.

(f) The English language text of this document shall prevail over the Chinese language text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the Agreement will be available for inspection during normal business hours (Saturdays and public holidays excepted) at 5th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong from the date of this circular up to and including 21 March 2005.



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Television Broadcasts Limited (the "Company") will be held at Shek O Room, Lower Level 1, Kowloon Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 21 March 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions as ordinary resolutions of the Company:

1. "**THAT** the Agreement (as defined in the circular dated 25 February 2005 despatched to the shareholders of the Company (a copy of which has been produced to the meeting and marked "A" and initialled by the chairman of the meeting for the purpose of identification)) and a copy of which has been produced to the meeting and marked "B" and initialled by the chairman of the meeting for the purpose of identification and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed."

2. "**THAT** the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2005, be and is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days."

By order of the Board
Mak Yau Kee Adrian
Company Secretary

Hong Kong, 25 February 2005

Registered office and principal place of business:
TVB City
77 Chun Choi Street
Tseung Kwan O Industrial Estate
Kowloon
Hong Kong

Share registrars:
ComputerShare Hong Kong Investor Services Limited
Hopewell Centre
46th Floor
183 Queen's Road East
Wanchai
Hong Kong

Notes:

1. A member may in respect of any shares held by him attend by proxy any general meeting which he is entitled to attend in person. A proxy need not be a member of the Company. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, and the same right to speak at the meeting as the appointor has in respect of the relevant shareholding.

2. A form of proxy for the meeting is enclosed. To be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a duly certified copy of that power of attorney or authority must be deposited with the share registrars of the Company at the above address not less than 48 hours before the time appointed for holding the meeting, and in default thereof the form of proxy and such power of attorney or other authority shall not be treated as valid.

3. The register of members of the Company will be closed from 28 February 2005 to 21 March 2005, both dates inclusive, to allow sufficient time for members of the Company to complete and return the declaration of voting controller as required under the provisions of the Broadcasting Ordinance.

4. The ordinary resolutions will be determined by way of poll.

2. 本通告隨附代表委任表格。代表委任表格連同簽署表格之授權書(如有)或其他授權文件(如有),或經由公證人簽署之授權書或授權文件副本,須於大會指定舉行時間48小時前送達本公司股份過戶登記處之上述地址,方為有效。倘違反上述規定,代表委任表格及授權書或其他授權文件將被視為無效。

3. 為給予本公司股東充足時間就廣播條例之條文填妥及交回表決投票權控制人聲明書,本公司由二零零五年二月二十八日至二零零五年三月二十一日(包括首尾兩日)暫停辦理股份過戶登記手續。

4. 普通決議案將由按股數投票方式表決。



電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號:511

茲通告電視廣播有限公司(「本公司」)謹訂於二零零五年三月二十一日星期一上午十一時正假座香港九龍尖沙咀東部九龍香格里拉酒店地庫石澳廳舉行股東特別大會，以考慮及(如適當)通過(不論有否修訂)下列決議案為本公司普通決議案:

1. 「**動議**謹此批准、追認及確認協議(定義見本公司寄發予股東日期為二零零五年二月二十五日之通函，註有「A」字樣之通函副本已提交大會，並由大會主席簡簽以資識別)及據此擬進行之交易，註有「B」字樣之協議副本已提交大會，並由大會主席簡簽以資識別。」

2. 「**動議**謹此根據公司條例第99(2)條，將根據公司條例第99(1)條在二零零五曆年內，本公司可以暫停辦理股份過戶登記手續之30日期間延長至60日。」

承董事局命
公司秘書
麥佑基
謹啟

香港，二零零五年二月二十五日

註冊辦事處兼主要營業地點:
香港
九龍
將軍澳工業邨
駿才街77號
電視廣播城

股份過戶登記處:
香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心
46樓

附註:

1. 股東可就所持任何股份委派代表，以代其出席任何該股東有權親身出席之股東大會。受委代表毋須為本公司股東。委任代表文件會被視為包括要求或聯同他人要求按股數投票表決之權利，並就有關股權賦予與委任人相同發言之權利。

(b) 於股東大會之前、當時或期間，廣播管理局根據廣播條例附表1第19(3)條，口頭或書面指示須就任何於股東大會提呈或將提呈之決議案進行按股數投票表決。

9. 一般事項

(a) 本公司之公司秘書為麥佑基FCA, FCPA，彼亦為本公司合資格會計師。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，註冊辦事處位於香港灣仔皇后大道東183號合和中心46樓。

(c) 於最後可行日期，董事概無於本集團任何成員公司所訂立對本集團業務屬重大之有效合約安排當中擁有重大權益。

(d) 除本公司主要股東邵氏兄弟（香港）有限公司持續出租辦公室及停車位予本公司，而邵逸夫爵士可被視為擁有邵氏兄弟（香港）有限公司權益外，董事現時或過往概無於本公司或其附屬公司自二零零三年十二月三十一日（即本集團最近期刊發經審核綜合財務報表結算日）以來所收購或出售或租賃或擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

(e) 董事並不知悉，本集團之財務或貿易狀況自二零零三年十二月三十一日（即本集團最近期刊發經審核賬目結算日）以來有任何重大逆轉。

(f) 本文件之中英文版本如有任何歧異，概以英文本為準。

10. 備查文件

協議副本由本通函刊發日期起至二零零五年三月二十一日（包括該日）止，於一般辦公時間內（星期六及公眾假期除外），可於香港中環遮打道16-20號歷山大廈5樓查閱。

成員公司自電視廣播最近期刊發經審核財務報表結算日以來所收購或出售或租賃或擬收購或出售或租賃之任何資產中，擁有任何直接或間接權益。

5. 董事之服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立，或擬訂立不可於一年內免付賠償（法定補償除外）予以終止之服務合約。

6. 董事及聯繫人士擁有之權益衝突

於最後可行日期，各董事或彼等各自之聯繫人士（定義見上市規則）概無擁有任何對本集團業務構成競爭或可能構成競爭之業務權益（倘董事各自為該等業務之控股股東，須根據上市規則第8.10條作出披露）。

7. 訴訟

於最後可行日期，本集團各成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團各成員公司亦無任何尚未了結或面臨重大訴訟或索償。

8. 要求按股數投票表決之程序

除下列情況外，於任何股東大會提呈表決之決議案須以舉手表決方式進行：

(a) 於宣佈舉手表決結果之前或當時或撤回按股數投票表決之任何其他要求時，以下人士要求以按股數投票方式表決：

(i) 主席；或

(ii) 有權於大會投票並親身出席之最少三名股東或受委代表；或

(iii) 佔全體有權於大會投票之股東全部投票權不少於十分之一並親身出席之任何一名或多名股東或受委代表；或

(iv) 持有獲賦予可在大會投票權利之本公司股份之實繳股款總額不少於獲賦予該等權利之所有股份實繳股款總額十分之一股份並親身出席之一名或多名股東或受委代表；或

於本公司旗下附屬公司之權益

附屬公司名稱	股東名稱	普通股數目	佔已發行股本概約百分比
Golden Star Video Library Sdn. Bhd.	Summer Merger Sdn Bhd.	1,900	19%
	Golden Star Video Sdn. Bhd.	3,000	30%
聯意製作股份有限公司	漢德投資股份有限公司	26,400,000	30%
Toysters Animation International Ltd.	TTC Animation Licensing Incorporation	450	45%
電視廣播出版(控股)有限公司	Measat Broadcast Network Systems (BVI) Limited	22,500,000	26.32%
電視廣播出版有限公司	Measat Broadcast Network Systems (BVI) Limited	5,264,000	26.32%
藝術有限公司	Measat Broadcast Network Systems (BVI) Limited	2,632	26.32%

4. 專家

名列於本通函內或於本通函載有其意見或建議之專家，其資格如下：

名稱	資格
百德能證券有限公司	根據證券及期貨條例視為持牌法團，可從事第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動

百德能已就本通函之刊發發出同意書，同意按本通函之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

於最後可行日期，除百德能集團旗下投資公司持有之邵氏兄弟(香港)有限公司158,000股股份外，百德能概無實益或以其他方式擁有電視廣播或其任何附屬公司或相聯法團之任何股份權益，亦無擁有任何權利(不論能否合法強制執行)或購股權，以認購或提名他人認購電視廣播或其任何附屬公司或相聯法團任何股份，而且概無於本集團任何

(c)　該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部股本權益。

上文所載全部權益均屬好倉。除本文所披露者外，於最後可行日期，各董事或本公司之行政總裁概無擁有任何須予披露權益。

3. 主要股東

除下文所披露者外，就各董事及本公司之行政總裁所知，概無任何人士（各董事及本公司之行政總裁除外）於最後可行日期，在本公司之股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3分部之規定須向本公司披露之權益或淡倉，或直接或間接擁有任何類別之股本面值10%或以上權益，該等權益附帶權利，可於任何情況下在本集團任何成員公司之股東大會上投票：

於本公司之權益

股東名稱	股份數目	佔已發行股本概約百分比
邵氏兄弟（香港）有限公司	113,888,628*	26.00%
OppenheimerFunds, Inc.	34,220,600*(i)*	7.81%
邵氏基金（香港）有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000*(ii)*	6.02%
State Street Corporation	21,956,534*(iii)*	5.01%

*附註：*上述註有*號者之人士與上文「董事權益」註有*號者之人士的股權重疊。

(i)　該等權益乃以OppenheimerFunds, Inc.之客戶投資顧問身份持有。

(ii)　該等權益乃以投資經理的身份持有。

(iii)　該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所載全部權益均屬好倉。

1. 責任聲明

本通函乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

2. 董事權益

於最後可行日期，各董事及本公司行政總裁在本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中，擁有並須根據證券及期貨條例第十五部第7及第8分部規定知會本公司及聯交所之權益或淡倉（包括彼等根據證券及期貨條例之有關條文被視作或當作擁有之權益及淡倉）或根據證券及期貨條例第352條須記錄於本公司按該條存置之登記冊內之權益或淡倉或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉（合稱「**須予披露權益**」）如下：

	股份數目				佔已發行股本概約百分比
	個人權益	家族權益	公司權益	合計	
邵逸夫爵士	–	1,146,000#	141,174,828*(a)	142,320,828	32.49%
方逸華	1,146,000#	–	–	1,146,000	0.26%
周亦卿博士	100,000	–	–	100,000	0.02%
利陸雁群	602,144	–	16,701,000(b)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
李達三博士	–	–	300,000(c)	300,000	0.07%
費道宜	100,000	–	–	100,000	0.02%
利乾	600,000	–	–	600,000	0.14%

附註： 上述註有#號者之人士的股權重疊及上述註有*號者之人士與下文「主要股東」註有*號者之人士的股權重疊。

(a) 該批股份分別由邵氏兄弟（香港）有限公司持有113,888,628股及邵氏基金（香港）有限公司持有27,286,200股，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股、Crystal Investments Limited持有1,581,000股、Compass Inc.持有3,162,000股及Bonus Inc.持有1,581,000股。此等公司之董事（祇限於就本段所述之股份而言）慣於按照利陸雁群女士之指令行事。

5. 股權攤薄

由於收購事項將全數以現金支付，而將不會發行電視廣播股份，故此不會攤薄現有股東於電視廣播之股權。

基於上文所述，特別是：

(i) 收購事項對電視廣播資產淨值之正面影響；

(ii) 收購事項提升電視廣播盈利之潛力；

(iii) 收購事項提升電視廣播股息之潛力；

(iv) 支付收購事項代價不會對電視廣播之營運資金及資產負債比率構成重大影響；及

(v) 收購事項不會攤薄現有股東於電視廣播之股權，

吾等認為收購事項符合電視廣播及股東整體利益。

推薦意見

經考慮上文所述主要因素後，吾等認為收購事項乃於電視廣播一般及日常業務過程中按正常商業條款訂立、屬公平合理及符合電視廣播及股東整體利益。因此，吾等建議獨立董事委員會推薦獨立股東於股東特別大會投票贊成收購事項。吾等亦推薦獨立股東於股東特別大會投票贊成收購事項。

此致

獨立董事委員會及列位獨立股東 台照

代表
百德能證券有限公司
董事總經理
劉志敏
謹啟

代表
百德能證券有限公司
董事
黎樹勳
謹啟

二零零五年二月二十五日

3. 對股息之影響

電視廣播就截至二零零三年十二月三十一日止年度派發股息305,400,000港元。誠如前節所述，收購事項對電視廣播截至二零零三年十二月三十一日止年度之股東應佔溢利有提升影響，假設二零零三年之派息率維持不變，收購事項亦將會令電視廣播派發予股東之股息增加。

根據吾等與電視廣播管理層之討論，吾等明白到電視廣播並無設定一般派息政策。儘管如此，吾等已審閱電視廣播截至二零零三年十二月三十一日止三個年度之派息率均呈上升趨勢。截至二零零一年、二零零二年及二零零三年十二月三十一日止各個年度之派息率分別約為70%、71%及79%。

基於收購事項完成後盈利之改善及電視廣播派息率之上升趨勢，吾等認為，根據收購事項對電視廣播股息之正面影響，收購事項符合電視廣播及股東整體利益。

4. 對營運資金及資產負債比率之影響

誠如董事局函件所述，收購事項代價新台幣900,000,000元（約220,500,000港元）將全數以內部資源或銀行融資或兩者同時撥付之現金支付。

假設收購事項將全數以內部資源撥付，根據電視廣播於二零零四年六月三十日之現金及銀行結餘以及營運資金分別約334,800,000港元及約830,600,000港元計算，收購事項後電視廣播將繼續維持正現金狀況及營運資金（流動資產減流動負債）水平。按照電視廣播於二零零四年六月三十日之正現金狀況及營運資金水平，電視廣播將能夠自其內部資源支付收購事項代價。

假設收購事項全數以借貸撥付，電視廣播之資產負債比率（短期銀行借貸加長期負債相對股東資金）將會由二零零四年六月三十日約15.7%上升至最高約達22.5%。

基於上文所述，吾等認為電視廣播支付收購事項代價將不會對電視廣播之營運資金及資產負債比率構成重大影響。

D. 收購事項之財務影響

1. *對資產淨值之影響*

根據電視廣播之二零零四年中期報告，電視廣播於二零零四年六月三十日之資產淨值約為3,247,000,000港元。誠如董事局函件所述，聯意截至二零零四年六月三十日止半年度股份所佔之稅後及非經常性項目後綜合純利約為17,600,000港元，約相當於電視廣播資產淨值0.5%。因此，收購事項完成後，資產淨值將增加約0.5%。

此外，根據電視廣播於二零零四年六月三十日已發行之438,000,000股股份（「電視廣播股份」）計算，電視廣播於二零零四年六月三十日之每股資產淨值約為7.41港元。由於收購事項代價將全數以現金支付，而將不會發行電視廣播股份，於二零零四年六月三十日每股電視廣播股份之資產淨值亦將會相應上升約0.5%。

鑑於資產淨值及每股電視廣播股份之資產淨值將會由於收購事項輕微增長，吾等認為，根據收購事項對電視廣播資產淨值之影響，收購事項符合電視廣播及股東整體利益。

2. *對盈利之影響*

由於聯意為電視廣播之間接非全資附屬公司，聯意之綜合業績將併入電視廣播賬目計算。收購事項後，少數股東所佔聯意之財政業績將會相應遞減。

根據電視廣播截至二零零三年十二月三十一日年度之二零零三年年報，以及截至二零零四年六月三十日止半年度之二零零四年中期報告，電視廣播之股東應佔溢利分別為約441,000,000港元及約217,500,000港元。誠如董事局函件所述，股份所佔聯意截至二零零三年十二月三十一日止年度及截至二零零四年六月三十日止半年度之稅後及非經常性項目後綜合純利分別為新台幣76,892,000元（約18,838,540港元）及新台幣71,669,000元（約17,558,905港元）。收購事項完成後，電視廣播於有關年度之盈利將會增加約4.27%及約8.07%。

鑑於電視廣播之盈利將會由於收購事項而改善，吾等認為，根據收購事項對電視廣播盈利之影響，收購事項符合電視廣播及股東整體利益。

附註:

(1) 公司在首次公開售股之交易中的市值乃根據交易後估值計算。

(2) 純利及營業額乃以各項交易之最近期公佈財務資料為基準。

(3) 由於最近交易之資產淨值為負數或並無披露,吾等無法對價格對資產淨值比率作出分析,以進行評估。

來源: 彭博、路透社以及公司各自之公佈、通函及售股章程。

(a) 市盈率:

如上文表三所示,最近交易之平均市盈率約為13.41倍。收購事項代價之市盈率約為11.70倍,低於最近交易之平均市盈率。

有鑑於此,吾等認為,根據與最近交易之市盈率比較,收購事項屬公平合理,並符合電視廣播及股東整體利益。

(b) 市營率:

如上文表三所示,最近交易之平均市營率約為6.11倍。收購事項代價之市營率約為1.06倍,不僅遠低於最近交易之平均市營率,亦低於約1.16倍之最低市營率。

有鑑於此,吾等認為,根據與最近交易之市營率比較,收購事項屬公平合理,並符合電視廣播及股東整體利益。

C. 協議其他重要條款

買賣股份之完成,須待遵照上市規則之有關規定,於股東特別大會經獨立股東批准協議及據此擬進行之交易後,方可作實。

根據協議,倘據此擬進行之交易未能於二零零五年五月三十一日前完成,則任何一方可在向對方發出書面通知後,終止協議。倘出現此情況,將會就此刊發公佈。

約新台幣353,300,000元（約86,600,000港元）計算，收購事項代價之價格對資產淨值比率約為2.55倍。因此，該比率遠低於可予比較公司之平均值。

有鑑於此，吾等認為，根據與可予比較公司之價格對資產淨值比率比較，收購事項屬公平合理，並符合電視廣播及股東整體利益。

(ii) *最近交易*

根據吾等所審閱亞太區有線及衛星電視業務行業的最近公司交易（「最近交易」），吾等獲悉在二零零二年一月一日至最後可行日期止期間所公佈之最近交易如下，其中主要估值參數於表三概述。吾等以亞太區從事有線及衛星電視業務之公司所進行交易作為揀選最近交易之基準。此外，吾等進行揀選時亦考慮該等公司所處地區、業務營運（其中有線及衛星電視業務佔其各自總營業額60%以上）及向公眾發佈財務資料狀況。最近交易為比較收購事項條款之關鍵評估參數提供了目前的指標性市場範圍及平均值。

表三：最近交易

交易日期	公司	交易性質[1]	股份上市地點	市盈率[2]	市營率[2]
二零零二年五月	大豐有線電視股份有限公司	首次公開招股	台灣	11.00	2.51
二零零二年七月	Starhub Ltd	收購Starhub Cable Vision Ltd全部權益	新加坡	不適用	13.98
二零零二年十二月	三立電視股份有限公司	首次公開招股	台灣	6.88	1.16
二零零三年十月	Astro All Asia Networks Plc	首次公開招股	馬來西亞	22.35	6.78
平均值				13.41	6.11
最高				22.35	13.98
最低				6.88	1.16

10.55倍。由於可予比較公司之市盈率範圍非常大，加上其中若干可予比較公司錄得虧損，吾等認為市盈率未必可作為評估收購事項代價之準確可靠參數。儘管如此，作為説明之用，吾等注意到聯意於截至二零零三年十二月三十一日止年度錄得除税及非經常性項目後綜合純利約新台幣76,900,000元（約18,800,000港元）。收購事項代價之市盈率約為11.70倍，遠低於可予比較公司兩個平均市盈率。

此外，如上文表二所示，單計算台灣市場分部之可予比較公司市盈率約為10.55倍及26.61倍，平均約為18.58倍。由於收購事項之代價相當於約11.70倍之市盈率，乃低於單計算台灣市場分部之可予比較公司市盈率之平均數，亦較接近該偏低數值。有鑑於此，吾等同意董事認為收購事項之代價符合台灣電視行業標準之見解。

因此，作為説明之用，根據與可予比較公司之市盈率比較，收購事項屬公平合理，並符合電視廣播及股東整體利益。

(b) 市營率：

如上文表二所示，可予比較公司之整體平均市營率分別約為3.57倍（計入極端數值計算）及2.52倍（撇除極端數值計算）。據吾等從聯意管理層得知，股份所佔聯意於截至二零零三年十二月三十一日止年度之綜合營業額約為新台幣846,700,000元（約207,400,000港元），收購事項代價之市營率約為1.06倍。因此，該比率遠低於可予比較公司之兩個平均市營率，更低於可予比較公司約1.26倍之最低市營率。

有鑑於此，吾等認為，根據與可予比較公司之市營率比較，收購事項屬公平合理，並符合電視廣播及股東整體利益。

(c) 價格對資產淨值比率：

如上文表二所示，可予比較公司之整體平均價格對資產淨值比率分別約為4.38倍（計入極端數值計算）及4.18倍（撇除極端數值計算）。根據股份所佔聯意於二零零四年六月三十日之未經審核綜合資產淨值

下列表二概列可予比較公司於二零零五年二月四日之評估參數。

表二：可予比較公司之成交倍數

可予比較公司	**股份上市地**	**市盈率**(1)	**市帳率**(1)	**價格對資產淨值比率**(1)
AAV Limited	澳洲	12.31(2)	1.30(2)	1.83
Astro All Asia Networks Plc	馬來西亞	867.41(2)	7.45(2)	7.16
中國電視事業股份有限公司	台灣	不適用	1.80	1.18
大豐有線電視股份有限公司	台灣	10.55(2)	3.53	0.45(2)
有線寬頻通訊有限公司	香港	24.73	2.54	3.11
Neighborhood Cable Limited	澳洲	不適用	2.10	0.22(2)
鳳凰衛視控股有限公司	香港	不適用	10.64(2)	9.00(2)
PT Broadband Multimedia Tbk	印尼	50.87	2.34	4.94
三立電視股份有限公司	台灣	26.61	1.26(2)	6.84
United Broadcasting Corporation Public Company Limited	泰國	152.31(2)	2.78	9.05(2)
平均值		163.54	3.57	4.38
撇除極端數值計算之平均值(2)		34.07	2.52	4.18
最高		867.41	10.64	9.05
最低		10.55	1.26	0.22
聯意		11.70	1.06	2.55

附註：

(1) 根據可予比較公司各自最近期公佈之年報及賬目或中期報告計算。

(2) 由於可予比較公司各自之評估參數範圍非常廣闊，且包括極端數值，該等平均值不一定可準確代表各評估參數之實際市場基準。因此，為取得更具參考價值及更適當之比較基準，吾等如上表所示已撇除各評估參數之兩個最高及最低極端數值。

來源： 彭博、路透社及可予比較公司各自最近期公佈之年報及賬目或中期報告。

(a) 市盈率：

如上文表二所示，可予比較公司之整體平均市盈率分別約為163.54倍（計入極端數值計算）及34.07倍（撇除極端數值計算）。吾等進行分析時，注意到可予比較公司之最高市盈率約為867.41倍，最低為

B. 收購事項之代價基準

收購事項之代價為新台幣900,000,000元(約220,500,000港元),將由電視廣播根據協議之條款及條件以現金支付。誠如董事局函件所述,代價乃經賣方與買方公平磋商後釐定。

吾等於評估收購事項代價是否公平合理時,已考慮下列因素:

(i) 可予比較公司之成交倍數

吾等已審閱及挑選亞太區內多間主要從事有線及衛星電視業務之上市公司(「可予比較公司」),該等公司之地區市場分部與聯意之有線及衛星電視業務相若。於選擇可予比較公司時,吾等主要集中於大部分業務與有線及衛星電視業務行業有關及可從該等業務賺取重大營業額之公司。吾等已挑選自彼等之有線及衛星電視業務賺取之總營業額逾60%之可予比較公司作出分析。儘管可予比較公司之業務與聯意相近,該等公司地區覆蓋、營運環境及發展策略上均可能與聯意有所分別。

吾等進行比較時,已考慮採納下列評估參數:價格與盈利比率(「市盈率」)、價格與營業額比率(「市營率」)及價格與資產淨值比率(「價格對資產淨值比率」)。

如電視廣播二零零三年年報及賬目所述，TVBS將繼續增強其節目內容及製作，進一步提升其在台灣及海外之收入。二零零二年至二零零三年期間，來自電視頻道業務分部及台灣市場分部之營業額分別增長約18.5%及17.7%。

誠如董事局函件所述，電視廣播認為台灣電視市場具進一步發展潛力。此外，如電視廣播二零零三年年報及賬目所述，電視廣播之長遠策略為專注於整合其資源及改善其成本效益，以提高盈利能力。透過購買聯意之少數股權而將其持股量由70%增至100%，電視廣播可擴大其於台灣電視市場之佔有率。此外，電視廣播亦可以集中管理工作、減省行政開支、提升成本及經營效益以及加強其在廣告客戶間之地位。因此，上述交易將會創造協同效應，有助提高聯意及電視廣播之邊際利潤。

鑑於上述因素，吾等認同董事之意見，認為電視頻道業務分部及台灣市場分部具有進一步增長及發展潛力。因此，收購事項與電視廣播之長遠策略一致。

基於上文所述，特別是：

(i) 台灣有線及衛星電視市場之相對重要性；

(ii) 台灣有線及衛星電視之高滲透率及高增長潛力；

(iii) TVBS作為最受台灣觀眾及廣告商歡迎之有線電視頻道之一；

(iv) 電視頻道業務分部對電視廣播之重要性；

(v) 電視廣播台灣市場分部之重要性；

(vi) 聯意最近之財務表現；

(vii) 電視廣播於電視頻道業務分部及台灣市場分部方面之長遠策略；及

(viii) 收購事項之潛在協同效應，

吾等認為，收購事項乃於電視廣播一般及日常業務過程中訂立。

(vii) 中華民國消費者文教基金會於二零零零年進行之「有線電視最愛調查」(Cable Television Favorites)，該項調查指出TVBS綜藝頻道乃台灣有線電視用戶高度評價之頻道。

按電視頻道業務分部及台灣市場分部(聯意屬該兩個分部之其中部分)劃分之 貴集團營業額分析呈列於下文表一:

表一:電視廣播之營業額分析

	截至二零零二年十二月三十一日止年度 *(百萬港元)*	截至二零零三年十二月三十一日止年度 *(百萬港元)*	截至二零零四年六月三十日止半年度 *(百萬港元)*
電視廣播總營業額	3,162	3,311	1,696
源自電視頻道業務之營業額	599	710	440
(佔業務分部百分比)	(19.0%)	(21.4%)	(25.9%)
源自台灣市場之營業額	570	671	346
(佔地區分部百分比)	(18.0%)	(20.3%)	(20.4%)

資料來源: 電視廣播年報及賬目與中期報告。

誠如上文表一所示，電視頻道業務分部及台灣市場分部同為電視廣播截至二零零二年及二零零三年十二月三十一日止年度與截至二零零四年六月三十日止半年度之總營業額帶來可觀貢獻，顯示該等業務各自對 貴集團業務營運之重要性。再者，電視頻道業務分部由二零零二年佔電視廣播總營業額約19.0%增至二零零四年約25.9%，而台灣市場分部則由二零零二年約18.0%增至二零零四年約20.4%，兩者均穩步增長，足證該等業務各自對電視廣播日後增長及發展與未來業務之重要性。

聯意於截至二零零二年十二月三十一日及截至二零零三年十二月三十一日止年度與截至二零零四年六月三十日止半年度之稅後及非經常性項目後純利／虧損淨額分別為虧損約新台幣34,900,000元(約8,600,000港元)、溢利約新台幣256,300,000元(約62,800,000港元)以及溢利約新台幣238,900,000元(約58,500,000港元)。此外，根據吾等從聯意管理層所獲悉，聯意於截至二零零三年六月三十日止半年錄得約新台幣166,000,000元(約40,700,000港元)稅後及非經常項目後純利。因此，聯意於過往兩年半內已顯示其增長及發展潛力，由二零零二年到二零零三年得以轉虧為盈，而截至二零零四年六月三十日止半年度之溢利與二零零三年同期相比亦增加約43.9%。

外，該公司亦報告有線電視、直達用戶衛星電視及互聯網協定電視（視像）之服務月費及廣告開支於二零零三至二零零四年間分別以約5%及約11%幅度增長。

基於上述原因，吾等認為，台灣有線電視行業為具有相當規模而滲透率高之市場，於收視率、服務月費及廣告開支方面均具增長潛力。

5. *電視廣播之長期策略*

根據Gallup Taiwan, Inc.於二零零一年六月就調查台灣經常收看有線頻道而進行之研究顯示，TVBS名列台灣十大有線頻道亞軍。TVBS已成為最受台灣觀眾及廣告商歡迎的有線頻道之一。多項由獨立人士進行之調查結果均印證TVBS於台灣之認受性，該等調查包括但不限於以下各項：

(i) 行政院新聞局於二零零一年六月進行之「有線電視收視分析」(Cable Viewership Analysis)，該項分析指出TVBS為最受台灣觀眾愛戴之頻道；

(ii) 廣播電視事業發展基金（「廣電事業發展基金」）於二零零一年十一月刊發之「電視收視調查」(Survey of Television Viewership)，該項調查發現TVBS為必看頻道，觀眾保持率屬台灣之冠；

(iii) 行政院主計處於二零零零年進行之調查指出TVBS於台灣有線電視家庭之滲透率達99%；

(iv) 廣電事業發展基金刊發之「二零零零年度電視收視分析報告」(2000 Television Viewership Analysis Report)，該項報告發現TVBS為台灣觀眾最常觀看之一般頻道；

(v) 台北銘傳大學所刊發由Media News進行之「二零零零年度大眾傳播學生意見調查」(2000 Mass Communications Students Opinion Poll)，該項調查指出學生於TVBS觀看之新聞節目多於彼等在台灣任何其他一般頻道所觀看者；

(vi) 行政院新聞局進行之「有線電視收視分析」(Cable Television Viewership Analysis)，該項分析指TVBS綜藝頻道於二零零零年名列台灣有線電視用戶定期收看之一般節目頻道冠軍位置；及

3. *聯意之業務*

聯意為於台灣註冊成立之公司，主要於台灣從事電視節目製作、電視頻道傳送及運作、電影製作室租賃及廣告業務。聯意亦擁有主要在台灣從事雜誌出版業務之英特發股份有限公司約92.51%權益。聯意現為電視廣播間接擁有70%權益之非全資附屬公司。收購事項完成後，聯意將成為電視廣播間接全資附屬公司。

聯意目前之業務重點為於台灣經營有線電視頻道TVBS。TVBS以新聞、時事評論節目、劇集、資訊娛樂、音樂及其他特別興趣節目為台灣有線電視市場提供服務。TVBS之服務包括24小時新聞頻道TVBS-N、時事評論節目及劇集頻道TVBS，以及劇集、資訊娛樂及綜藝節目頻道TVBS-G。TVBS之節目亦播放予菲律賓、新加坡、馬來西亞、紐西蘭、印尼及北美各地觀眾收看。

4. *台灣有線電視行業概覽*

根據台灣行政院新聞局（「行政院新聞局」）之資料，於二零零三年一月三十一日台灣共有63家有線電視系統營運商透過以47個有線電視專營牌照為官方報稱之3,889,174名客戶服務。此外，行政院新聞局亦報告於二零零三年十二月之有線電視系統營運商數目已增至69家。根據亞洲有線及衛星廣播協會(Cable and Satellite Broadcasting Association of Asia,「CSBA」)刊發之行業數據，台灣有線及衛星電視滲透率約為84%，於二零零三年位列亞太區各地之首。CSBA為致力透過有線、衛星、寬頻及無線視像網絡在亞太區推廣多頻道電視之業界倡導團體。

根據專注於亞洲媒體及娛樂行業之出版及研究公司Media Partners Asia Limited（「MPA」）於二零零三年九月一日在「2003台灣數碼有線電視高峰會」上發佈（「MPA發佈」）指出，台灣有線電視收視率於八年間遞增約1.8倍，由一九九四年約23點收視率增至二零零二年約65點收視率，對免費電視構成影響。

此外，根據MPA發佈指出，台灣之有線及衛星電視廣告開支於一九九八至二零零二年間增加約76%。據CSBA於另一份報告中估計，有關開支於二零零二年約達536,000,000美元。MPA亦指出台灣有線電視行業之服務月費合共約為750,000,000美元，而二零零二年之廣告開支更超過260,000,000美元。此

主要考慮因素及理由

吾等於製訂有關收購事項之意見及向獨立董事委員會及獨立股東提供之獨立財務意見時，已考慮以下多項主要因素：

A. 進行收購事項之理由及好處：

1. 收購事項之背景

於二零零五年二月四日，董事局宣佈，電視廣播之間接全資附屬公司東方彩視投資股份有限公司（作為買方）與漢德投資股份有限公司（作為賣方）訂立有條件買賣協議，於同日購入聯意已發行股本之30%。收購代價為新台幣900,000,000元（約220,500,000港元），將以現金支付，惟須受收購事項之條款及條件規限。

聯意為電視廣播擁有70%權益之間接非全資附屬公司，而賣方為持有聯意餘下30%權益之主要股東。此外，賣方亦為電視廣播一家附屬公司（即銀河衛星廣播有限公司）一名董事之聯繫人。因此，根據上市規則，收購事項對電視廣播構成須予披露及關連交易。

2. 電視廣播之業務

電視廣播為聯交所上市公司，主要從事電視廣播、節目發行及製作、動畫製作、雜誌出版及其他與廣播相關之業務。誠如電視廣播網站所述，電視廣播於製作華語電視節目及向世界各地華語觀眾發行節目方面享有全球領導地位。

誠如電視廣播之二零零四年中期報告所述，電視廣播分為五個主要業務範疇，分別為免費電視廣播；節目發行及分銷；海外衛星收費電視業務；頻道業務及其他業務。電視廣播於全球各地經營業務，銷售額源自八個主要地區，包括香港、台灣、北美、澳洲、歐洲、中國內地、馬來西亞及新加坡與其他國家。

於最後可行日期，邵氏兄弟（香港）有限公司為電視廣播之單一最大股東，於電視廣播已發行股本中擁有約26.0%權益。



百德能證券有限公司

香港
德輔道中4號
渣打銀行大廈22樓

電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

須予披露及關連交易

緒言

茲提述吾等獲委聘為獨立財務顧問，就協議及據此擬進行之交易（「收購事項」）向獨立董事委員會及獨立股東提供意見，詳情載於電視廣播致股東日期為二零零五年二月二十五日之通函（「通函」）所載董事局函件，本函件構成通函其中一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責是就收購事項是否於電視廣播一般日常業務中按一般商業條款訂立、是否公平合理及是否合乎電視廣播及股東整體利益提供獨立意見。

於編製吾等之意見時，吾等倚賴電視廣播向吾等提供之資料及事實。吾等已審閱（其中包括）：(i)協議；(ii)電視廣播於二零零四年六月三十日之中期報告；及(iii)電視廣播截至二零零一年、二零零二年及二零零三年十二月三十一日止年度之年報及賬目。吾等亦曾經與電視廣播管理層討論彼等對聯意集團業務之計劃及其前景。

吾等假設吾等所依賴載於本通函之一切資料、事實、意見及陳述於各重大方面均為真實、完備及準確。董事已確認為通函所載內容承擔全部責任。

吾等並無理由懷疑有關資料之真確性，或通函所提供資料或所表達意見遺漏或隱瞞任何重大事實。然而，根據一般慣例，吾等並無就電視廣播之業務及狀況進行核實程序。吾等認為已審閱足夠資料，致使吾等達至知情意見，並為吾等對收購事項之意見提供合理基礎。



電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號：511

敬啟者：

須予披露的交易及關連交易

吾等獲委任為獨立董事委員會，就協議及據此擬進行之交易向　閣下提供意見。有關協議及據此擬進行交易之詳情載於通函內二零零五年二月二十五日之董事局函件(「通函」)。同時，本函件亦為通函其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

經考慮協議及據此擬進行交易之條款及百德能就此作出之意見(載於通函第10至23頁)後，吾等認為協議及據此擬進行交易之條款屬公平及合理，並符合本集團及股東(包括獨立股東)之整體利益。因此，吾等推薦　閣下投票贊成將於股東特別大會提呈之普通決議案，以批准協議及據此擬進行之交易。

此致

列位獨立股東　台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*
利榮森	**李達三博士**

獨立非執行董事
史習陶
謹啟

二零零五年二月二十五日

2. 本公司根據公司條例第99(1)條於二零零五曆年可暫停辦理股份過戶登記期由30日延長至60日。

本通函隨附適合股東於股東特別大會使用之代表委任表格。無論 閣下能否出席股東特別大會，務請 閣下按照隨附之代表委任表格印列之指示填妥表格，並盡快交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟無論如何必須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

推薦意見

務請 閣下垂注載於本通函第9頁之獨立董事委員會致獨立股東函件。獨立董事委員會經考慮百德能之意見（內文載於本通函第10至23頁）後，認為協議及據此擬進行之交易條款屬公平及合理，且符合股東及本集團之整體利益。因此，獨立董事委員會建議獨立股東投票贊成股東特別大會通告所載之普通決議案，以批准協議及據此擬進行之交易。董事局另建議股東投票贊成股東特別大會通告所載之普通決議案，以批准本公司可暫停辦理股份過戶登記期間由30日延長至60日。

此 致

列位股東 台照

董事局代表
電視廣播有限公司
行政主席
邵逸夫
謹啟

二零零五年二月二十五日

上市規則之規定

聯意為電視廣播擁有70%權益之非全資附屬公司。由於賣方持有聯意餘下30%權益，故賣方為聯意主要股東。同時，賣方亦為電視廣播一家附屬公司（即銀河衛星廣播有限公司）一名董事之聯繫人。因此，根據上市規則之定義賣方為電視廣播之關連人士，而協議及據此擬進行之交易對電視廣播構成須予披露的交易及關連交易。

協議及據此擬進行之交易須遵照上市規則之規定，經獨立股東於股東特別大會以按股數投票表決方式批准。任何於協議及據此擬進行之交易擁有重大權益之關連人士，以及於協議及據此擬進行之交易擁有重大權益之股東及彼之聯繫人士須於股東特別大會就批准協議及據此擬進行之交易的普通決議案放棄投票。據電視廣播所知，於最後可行日期，概無股東須就協議及據此擬進行交易之決議案放棄投票。

暫停辦理股份過戶登記

為給予電視廣播股東更充足時間就廣播條例之規定填妥及交回表決投票權控制人聲明書，電視廣播將於二零零五年二月二十八日至二零零五年三月二十一日（包括首尾兩日）期間暫停辦理股份過戶登記手續。倘任何電視廣播股東擬於股東特別大會上投票表決，該名股東之名字必須記錄於電視廣播股東名冊內，並根據廣播條例規定交回聲明表格。

獨立董事委員會

獨立董事委員會成員由獨立非執行董事利榮森先生、李達三博士及史習陶先生組成，成立目的乃就協議及據此擬進行之交易向獨立股東提供意見。百德能獲委任為獨立財務顧問，就此向獨立董事委員會及獨立股東提供意見。

股東特別大會

股東特別大會謹訂於二零零五年三月二十一日星期一上午十一時正假座香港九龍尖沙咀東九龍香格里拉酒店地庫石澳廳舉行，大會通告載於本通函第29頁，會上將按股數投票方式提呈兩項普通決議案：

1. 批准協議及據此擬進行之交易；及

交易至使電視廣播於聯意之持股權益由70%增至100%。因此，本集團會於其損益賬中計入聯意集團自交易完成日起計之全部業績，但不包括任何少數股東權益。本集團之資產及負債亦會包括聯意集團之資產及負債，但不包括任何少數股東權益。

誠如上文所述，全數代價將從內部資源或銀行融資或兩者同時撥付。預期交易將不會對本集團構成重大不利之財務影響。

交易完成

交易將於先決條件達成後十四日內或買方與賣方另行協定之任何其他日期完成。交易完成時，賣方將不再持有聯意之任何權益，而聯意將成為電視廣播之間接全資附屬公司。

進行交易之理由

電視廣播認為，台灣電視市場具進一步發展潛力。因此，透過購買聯意餘下少數股權及據此將其股權由70%增至100%，可配合本集團於此市場之長遠策略，並可望為本集團帶來更多收益。

董事（包括獨立非執行董事）認為，協議之條款及據此擬進行之交易屬公平及合理，並符合電視廣播及股東整體之利益。

本集團、聯意及賣方之主要業務

本集團主要從事電視廣播、節目發行及製作、動畫製作、雜誌出版及其他與廣播相關之業務。

聯意為電視廣播間接擁有70%權益之非全資附屬公司，主要於台灣從事電視節目製作、電視頻道傳送及運作、電影製作室租賃及廣告業務。聯意擁有於在台灣主要從事出版雜誌之英特發股份有限公司約92.51%權益。英特發股份有限公司餘下0.03%及7.46%股權分別由一名在過去12個月內為聯意董事之人士及獨立第三方持有。

賣方為於台灣註冊成立之投資控股公司。賣方持有聯意30%權益，並同意受有關聯意之合營協議條款規限。賣方之最終實益擁有人為陳智亮先生，彼從事投資顧問及財務／證券服務。

代價基準

代價乃經賣方與買方公平磋商後釐定。根據二零零三年之盈利計算，購買代價之市盈率約為11.70倍，就台灣電視業而言屬於正常。

股份所佔聯意集團於二零零四年六月三十日之綜合資產淨值為新台幣353,286,000元（約86,555,070港元）。股份所佔截至二零零二年十二月三十一日及二零零三年十二月三十一日止年度及截至二零零四年六月三十日止半年度之稅前及非經常性項目前綜合純利／虧損淨額分別為虧損新台幣10,472,000元（約2,565,640港元）、溢利新台幣78,390,000元（約19,205,550港元）及新台幣93,870,000元（約22,998,150港元）。股份所佔截至二零零二年十二月三十一日及二零零三年十二月三十一日止年度及截至二零零四年六月三十日止半年度之除稅及非經常性項目後純利／虧損淨額分別為虧損新台幣10,472,000元（約2,565,640港元）、溢利新台幣76,892,000元（約18,838,540港元）及溢利新台幣71,669,000元（約17,558,905港元）。

由於曾作出調整（其中包括），為遵守截至二零零二年及二零零三年十二月三十一日止年度之香港普遍採納會計慣例，上述所提供若干數字與電視廣播於二零零五年二月四日之公佈所披露數字有所不同。該等變動並不重大，詳情如下：

	於二零零五年二月四日之公佈所披露	於本通函所披露
股份所佔截至二零零二年十二月三十一日止年度之稅前及非經常性項目前綜合純利／虧損淨額	溢利新台幣20,868,000元（約5,112,660港元）	虧損新台幣10,472,000元（約2,562,640港元）
股份所佔截至二零零三年十二月三十一日止年度之稅前及非經常性項目前綜合純利淨額	新台幣146,920,000元（約35,995,400港元）	新台幣78,390,000元（約19,205,550港元）
股份所佔截至二零零二年十二月三十一日止年度之稅後及非經常性項目後綜合虧損淨額	新台幣11,420,000元（約2,797,900港元）	新台幣10,472,000元（約2,565,640港元）
股份所佔截至二零零三年十二月三十一日止年度之稅後及非經常性項目後綜合純利淨額	新台幣63,627,000元（約15,588,615港元）	新台幣76,892,000元（約18,838,540港元）

本通函旨在向 閣下提供有關(其中包括)協議、獨立董事委員會向獨立股東提供之推薦意見,以及百德能就協議及據此擬進行之交易向獨立董事委員會及獨立股東之意見的進一步資料,並向 閣下發出將會召開之股東特別大會通告,會上將考慮及以按股數表決方式批准(如適當)協議及據此擬進行之交易。

協議

日期 : 二零零五年二月四日

訂約方 : 漢德投資股份有限公司,作為賣方

東方彩視投資股份有限公司,電視廣播之間接全資附屬公司,作為買方

賣方將予出售之資產

賣方同意出售,而買方同意購買賣方現時擁有相當於聯意已發行股本30%之股份。

協議條件

買賣股份之完成,須待遵照上市規則之有關規定,於股東特別大會經獨立股東批准協議及據此擬進行之交易後,方可作實。

根據協議,倘據此擬進行之交易未能於二零零五年五月三十一日或以前完成,則任何一方可在向對方發出書面通知後,終止協議。倘出現此情況,電視廣播會就此刊發公佈。

代價及付款條款

股份之代價為新台幣900,000,000元(約220,500,000港元),將於賣方向買方交付所有股份及其他令協議項下擬進行之交易生效所需文件後,隨即以現金支付。

全數代價將從內部資源或銀行融資或兩者同時撥付。

賣方最初購買股份之成本為新台幣900,000,000元(約220,500,000港元)。



電視廣播有限公司

(於香港註冊成立之有限公司)

股份代號:511

董事:
邵逸夫爵士*G.B.M.*－*行政主席*
梁乃鵬博士*G.B.S., LL.D, J.P.*－*副行政主席*
方逸華－*副主席*
費道宜－*董事總經理*
周亦卿博士*G.B.S.*
何定鈞
利陸雁群
利榮森*O.B.E.**
李達三博士*DSSc. (Hon.), J.P.**
羅仲炳
史習陶*
利乾*(利榮森之替任董事)*
利憲彬*(利陸雁群之替任董事)*

* *獨立非執行董事*

註冊辦事處及
主要營業地點:
香港
九龍
將軍澳工業邨
駿才街七十七號
電視廣播城

敬啟者:

須予披露的交易及關連交易

緒言

董事局宣佈,於二零零五年二月四日,買方與賣方訂立有條件買賣協議,據此,買方同意購買,而賣方同意出售聯意已發行股本之30%,現金代價為新台幣900,000,000元(約220,500,000港元),惟須受協議條款及條件規限。

「買方」	指	東方彩視投資股份有限公司，於台灣成立之公司，為電視廣播之全資附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	電視廣播股東
「股份」	指	26,400,000股每股面值新台幣10元之股份，即賣方現時擁有之聯意已發行股本30%
「聯交所」	指	香港聯合交易所有限公司
「電視廣播」或「本公司」	指	電視廣播有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「賣方」	指	漢德投資股份有限公司，於台灣成立之公司
「港元」	指	香港法定貨幣
「新台幣」	指	台灣法定貨幣

僅作闡釋用途，以新台幣列值之金額已按新台幣1元兑0.2450港元之匯率換算為港元。有關換算並不代表有關金額已經、可能已經或可能按任何指定匯率換算或可以實際換算。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「協議」	指	賣方與買方就買賣股份於二零零五年二月四日訂立之有條件協議
「董事局」	指	董事局
「董事」	指	電視廣播董事
「股東特別大會」	指	電視廣播將予召開之股東特別大會，以考慮及（如適當）批准（其中包括）協議及據此擬進行交易
「本集團」	指	電視廣播及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	將予成立之董事委員會，以就協議之條款及據此擬進行之交易向獨立股東提供意見
「獨立股東」	指	於協議及據此擬進行之交易並無任何重大權益之股東
「最後可行日期」	指	二零零五年二月十八日，即本通函付印前為確定當中所載若干資料之最後實際可行日期
「聯意集團」	指	聯意及其附屬公司
「上市規則」	指	聯交所證券上市規則
「聯意」	指	聯意製作股份有限公司，電視廣播之非全資附屬公司
「百德能」	指	百德能證券有限公司，證券及期貨條例項下持牌法團，以及獨立董事委員會及獨立股東之獨立財務顧問

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有電視廣播有限公司之股份，應立即將本通函轉交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



電視廣播有限公司

（於香港註冊成立之有限公司）

股份代號：511

須予披露的交易及關連交易

獨立董事委員會（定義見內文）及獨立股東（定義見內文）
之獨立財務顧問



百德能
證券

百德能致獨立董事委員會及獨立股東之函件載於本通函第10至23頁。獨立董事委員會向獨立股東提供之推薦意見載於本通函第9頁。

電視廣播有限公司謹訂於二零零五年三月二十一日星期一上午十一時正假座香港九龍尖沙咀東九龍香格里拉酒店地庫石澳廳舉行股東特別大會，大會通告載於本通函第29頁。隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請　閣下按照隨附之代表委任表格印列之指示填妥表格，並盡快交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟無論如何必須於大會或任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或任何續會，並於會上投票。

二零零五年二月二十五日